UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                             PAC-WEST TELECOMM, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   69371Y 10 1
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                                 (CUSIP Number)


                                Deutsche Bank AG
                         c/o DB Alternative Trading Inc.
                    280 Park Avenue, New York, New York 10017
                                 (212) 469-7471
                              Attn: General Counsel

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 11, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|  |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 6 pages)

                                  SCHEDULE 13D


--------------------------------------                -------------------------
CUSIP No.  69371Y 10 1                                 Page 2 of 6 Pages
--------------------------------------                -------------------------

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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Deutsche Bank AG
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | X|
                                                                       (b) |  |
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS
             WC (See Item 3)
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |  |
          PURSUANT TO ITEMS 2(d) or 2(e)
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Deutsche Bank AG is organized under the laws of the
              Federal Republic of Germany.
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  NUMBER OF        7    SOLE VOTING POWER
   SHARES               0  (SEE ITEM 5)
 BENEFICIALLY  ----------------------------------------------------------------
  OWNED BY         8    SHARED VOTING POWER
    EACH                0 (SEE ITEM 5)
  REPORTING    ----------------------------------------------------------------
   PERSON          9    SOLE DISPOSITIVE POWER
    WITH                0  (SEE ITEM 5)
               ----------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0 (SEE ITEM 5)

-------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 (SEE ITEM 5)
-------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 |  |

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0%  (SEE ITEM 5)

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    14    TYPE OF REPORTING PERSON

             BK
-------------------------------------------------------------------------------

--------------------------------------                -------------------------
CUSIP No.  69371Y 10 1                                 Page 3 of 6 Pages
--------------------------------------                -------------------------


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DB Alternative Trading Inc.
-------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                       (b) | |
-------------------------------------------------------------------------------

     3     SEC USE ONLY

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     4     SOURCE OF FUNDS

             AF

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 |  |

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

-------------------------------------------------------------------------------
  NUMBER OF        7    SOLE VOTING POWER
   SHARES               0  (SEE ITEM 5)
 BENEFICIALLY   ---------------------------------------------------------------
  OWNED BY         8    SHARED VOTING POWER
    EACH                0 (SEE ITEM 5)
  REPORTING     ---------------------------------------------------------------
   PERSON          9    SOLE DISPOSITIVE POWER
    WITH                0 (SEE ITEM 5)
                ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0 (SEE ITEM 5)

-------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0 (SEE ITEM 5)
-------------------------------------------------------------------------------

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 |  |

-------------------------------------------------------------------------------

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0% (SEE ITEM 5)

-------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON
            IA
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



Item 1.  Security and Issuer.

         This Amendment No. 2 (this "Amendment") amends the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 29, 2003 and amended on December 21, 2004. The class of equity securities to which this Amendment related is warrants to purchase a certain number of shares of common stock, par value $.001 per share (the "Common Stock"), of Pac-West Telecomm, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 1776 West March Lane, Suite 250, Stockton, California 95207. The following amendments to Items 4 and 5 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by replacing the third paragraph with the following:

         Deutsche Bank disposed of the securities covered by this statement in order to divest its interest in the Company for investment purposes.

         On December 17, 2004, Deutsche Bank AG-London, acting through DB Alternative Trading Inc., and Deutsche Bank Trust Company Americas ("DB Trust") entered into a Payoff Letter and Release with the Company (the "Letter Agreement"). Pursuant to the Letter Agreement, Deutsche Bank received $40,750,000 from the Company (the "Payoff Amount") and canceled the Note, canceled the Warrants and released the Company from all obligations under the Guaranty and Security Agreement (as described below) on March 11, 2005.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety as follows:

(a) - (b) On March 11, 2005, pursuant to the Letter Agreement Deutsche Bank canceled the Warrants. Deutsche Bank is no longer the beneficial owner of any of the outstanding Common Stock of the Company.

(c) Except for the transactions described herein, there were no transactions effected in the past sixty days in this class of securities by either Deutsche Bank or DB Alternative.

(d)     Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of any of the securities covered by this statement on March 11, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   March 14, 2005

                                            DEUTSCHE BANK AG

                                            By:  /s/ Jeffrey A. Ruiz
                                                -----------------------------
                                                Name: Jeffrey A. Ruiz
                                                Title:  Vice President



                           DB ALTERNATIVE TRADING INC.

                                            By:  /s/ Jeffrey A. Ruiz
                                                -----------------------------
                                                Name:  Jeffrey A. Ruiz
                                                Title:  Vice President

                                  EXHIBIT INDEX

Exhibit 1:        Joint Filing Agreement*

Exhibit 2: Note and Warrant Purchase Agreement, dated as of October 17, 2003, by and between Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor**

Exhibit 3: Registration Rights Agreement, dated December 19, 2003, by and among Pac-West Telecomm, Inc. and Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor***

Exhibit 4: Pac-West Telecomm, Inc. Warrant to Purchase Shares of Common Stock issued to Deutsche Bank AG-London acting through DB Advisors, LLC as investment advisor***

Exhibit 5: Payoff Letter and Release, dated December 17, 2004, from Deutsche Bank AG-London, acting through DB Alternative Trading Inc., and Deutsche Bank Trust Company Americas to Pac-West Telecomm, Inc.*


-------------------

* Previously filed as an exhibit to the Schedule 13D on December 21, 2004 and incorporated by reference in this Statement.

** Previously filed as an exhibit to Form 8-K filed by the Company on October 21, 2003 and incorporated by reference in this Statement.

*** Previously filed as an exhibit to Form 8-K filed by the Company on December 22, 2003 and incorporated by reference in this Statement.